EXHIBIT 99.1

Costamare Inc. Announces Election of Class II Directors at 2021 Annual Meeting of Stockholders

MONACO, Sept. 30, 2021 (GLOBE NEWSWIRE) -- Costamare Inc. (the “Company”) (NYSE: CMRE), an international owner and provider of containerships and dry bulk vessels for charter, announced the election of two Class II directors at the Company’s annual meeting of stockholders held virtually today.

The elected Class II directors are Gregory Zikos and Vagn Lehd Møller. Each Class II director was elected to hold office for a term ending at the annual meeting of stockholders in 2024 and until his successor has been duly elected and qualified.

Stockholders also ratified the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2021.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 47 years of history in the international shipping industry and a fleet of 81 containerships, with a total capacity of approximately 581,000 TEU and 37 dry bulk vessels with a total capacity of approximately 1,910,000 DWT. Five of our containerships have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company's common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors” and the Company’s Results for the Second Quarter ended June 30, 2021 on Form 6-K (filed on July 28, 2021 with the SEC) under the caption “Risk Factor Update”.

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development, Investor Relations

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com